Atlanta Office 171 17th Street NW, Suite 2100 Atlanta, GA 30363-1031 Direct phone: 404.873.8528 Direct fax: 404.873.8529 E-mail: stephen.fox@agg.com

May 16, 2018

VIA EDGAR

Ms. Kristi Marrone
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	Rollins, Inc.
File No. 1-04422
Form 10-K for the year ended December 31, 2017

Dear Ms. Marrone:

We are legal counsel to Rollins, Inc. (the “Company”). This letter provides the Company’s responses to the comments in your letter dated May 4, 2018 about the Company’s referenced filing. In an effort to facilitate the Staff’s review, we have repeated the comments prior to setting forth the Company’s response thereto.

Note 14. Employee Benefit Plans

Fair Value Measurements, page 53

1.
We note your disclosure of the valuation approach and inputs used to value the Level 2 and 3 assets of your defined benefit pension plan. Please expand your disclosure in future filings to include a description of the valuation techniques used in accordance with ASC 820-10-50-2bbb.

The Company will expand its disclosure in future filings to include a description of the valuation techniques used in accordance with ASC 820-10-50-2bbb.

Atlanta ● Washington D.C.

Ms. Kristi Marrone
May 16, 2018

Please direct any further comments or questions to me at (404) 873-8528.

Sincerely,
ARNALL GOLDEN GREGORY LLP

/s/ Stephen D. Fox

Stephen D. Fox

cc:
Mr. Paul Edward Northen
Mr. Edwin Page